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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                          Barringer Laboratories, Inc.
                     --------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)


                                    068508100
                   ------------------------------------------
                                 (CUSIP Number)


                               J. Francis Lavelle
                              1175 Post Road East
                           Westport, Connecticut 06880
                                 (203) 227-2454
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 9, 2000
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the Statement [ ].


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   CUSIP No. 068508100              13D                Page 2 of 6 Pages
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                    J. Francis Lavelle

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|

                                                                     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------
  Number of         7    SOLE VOTING POWER                   1,524,635
   Shares
                    ------------------------------------------------------------
 Beneficially       8    SHARED VOTING POWER                 -0-
  Owned by
                    ------------------------------------------------------------
Each Reporting      9    SOLE DISPOSITIVE POWER              1,524,635

                    ------------------------------------------------------------
  Person With       10   SHARED DISPOSITIVE POWER            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,524,635
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      IN

--------------------------------------------------------------------------------



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   CUSIP No. 068508100              13D                Page 3 of 6 Pages
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     This Amendment No. 1 amends and supplements the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission on May 13, 1998 (the "Schedule 13D") by J. Francis Lavelle. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby supplemented as follows:

     On March 9, 2000, the Reporting Person resigned as a director of the Issuer. The Reporting Person's business address is c/o The Nassau Group, Inc., 1175 Post Road East, Westport, Connecticut 06880.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby supplemented as follows:

     The aggregate purchase price for the 858,333 additional Shares acquired by the Reporting Person since the filing of the Schedule 13D, was $156,250.00, including payment of commissions. The purchase of these Shares was funded from cash available to the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended in its entirety as follows:

     The Reporting Person acquired his Shares for investment purposes. The Reporting Person believed that, at the time the Reporting Person acquired the Shares, the Shares represented an attractive investment opportunity. The Reporting Person will continue to evaluate his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, the Reporting Person's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. Without limiting the generality of the foregoing, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares owned by the Reporting Person.

     Except as set forth above in this Item 4 and in Items 2 and 6, the Reporting Person has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety as follows:

     (a) As of the close of business on March 8, 2000, the Reporting Person beneficially owned 1,524,635 Shares representing approximately 22.4% of such class of stock, based upon the 6,803,180 Shares outstanding as of 6,803,180 (as indicated in the Issuer's Schedule 14A filed with the Securities


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   CUSIP No. 068508100              13D                Page 4 of 6 Pages
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and Exchange Commission on March 3, 2000). This amount includes 50,469 Shares that the Reporting Person has the right to acquire upon exercise of the warrants described in Item 6 of the Schedule 13D.

     (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,474,166 Shares that he beneficially owns. Upon exercise of the warrants described in Item 6 of the
Schedule 13D, the Reporting Person will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 50,469 Shares that he beneficially owns.

     (c) On January 4, 1999, the Reporting Person purchased 361,111 additional Shares from the Issuer in a private placement for an aggregate purchase price of $65,000. On January 5, 1999, the Reporting Person purchased 472,222 additional Shares from the Issuer in a private placement for an aggregate purchase price of $85,000. Also on January 5, 1999, the Reporting Person received from the Issuer 25,000 additional Shares as payment of director's fees in lieu of cash.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Person may be deemed to beneficially own.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby supplemented as follows:

     On or about each of October 19, 1999, November 29, 1999, December 13, 1999, January 19, 2000 and February 3, 2000, the Issuer issued and sold to the Reporting Person a convertible note in the principal amount of $12,000 (or an aggregate principal amount of $60,000). The form of convertible note, together with the security agreement and the registration rights agreement, are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

     Each convertible note issued by the Issuer to the Reporting Person gives the Issuer the right, at its sole option, to convert the balance thereof to Shares at a conversion price of $.06 per Share. The Issuer has committed itself under each convertible note to take all reasonable action to increase the authorized and unissued Shares so that it can convert the notes to Shares as soon as reasonably practicable. Each convertible note has a maturity date of one year and will require the payment of interest at the rate of ten percent (10%) per annum on the balance of the note only in the event that the note is not converted to Shares. Pursuant to the terms of the security agreement, the obligations of the Issuer arising under each convertible note are secured by a pledge of essentially all of the Issuer's assets.

     Except as described in the Schedule 13D and this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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   CUSIP No. 068508100              13D                Page 5 of 6 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Form of Convertible Note
         Exhibit 2         Form of Security Agreement
         Exhibit 3         Form of Registration Rights Agreement



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   CUSIP No. 068508100              13D                Page 6 of 6 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000


                                                 /s/ J. Francis Lavelle
                                             ----------------------------------
                                                     J. Francis Lavelle